InterPrivate Acquisition Corp.

1350 Avenue of the Americas

New York, New York 10019

February 10, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Geoff Kruczek

Re:	InterPrivate Acquisition Corp. Registration Statement on Form S-4 File No. 333-251106

Dear Mr. Kruczek:

InterPrivate Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on February 12, 2021, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Kevin Friedmann of Greenberg Traurig, LLP, at (310) 586-7747 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

InterPrivate Acquisition Corp.

By:	/s/ Brandon C. Bentley
Name:	Brandon C. Bentley
Title:	General Counsel

cc:	Alan I. Annex, Esq.
Kevin Friedmann, Esq.
Laurie Green, Esq.
Greenberg Traurig, LLP